

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 10, 2017

Via Email
Mr. Lawrence W. McAfee
Executive Vice President and Chief Financial Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South
Suite 300
Houston, Texas 77042

>   **Re: U.S. Physical Therapy, Inc.**
>   **Form 10-K for the Year ended December 31, 2015**
>   **Response dated March 3, 2017**
>   **File No. 1-11151**

Dear Mr. McAfee:

We have reviewed your March 3, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2017 letter.

U.S. Physical Therapy Inc. and Subsidiaries Financial Statements
Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies
Non-controlling Interests, page 44

1. Please further revise your disclosure to quantify the amount of non-controlling interest currently redeemable and the amount not currently redeemable and to include all material terms of your redeemable non-controlling interests, including, but not limited to:
   a. A brief description of the form of the transaction in which the non-controlling interests are issued and whether those interests are issued separately and apart from any of the company's other financial instruments or equity transaction or alternatively in conjunction with some other transaction.

    b. The relationship of the non-controlling interest holders to the registrant (e.g., employees of consolidated subsidiaries).

    c. The legal form of the non-controlling interests (e.g., preferred stock, common stock, limited partnership interests, etc. of the registrant's consolidated subsidiaries).

    d. The vesting conditions of the non-controlling interests, or if vested immediately upon issuance a statement to that effect.

    e. The restrictions on transferability of the non-controlling interests, if any, or a statement that no such restrictions exist.

    f. The circumstances, if any, under which the company has the option to acquire non-controlling interests and the circumstances, if any, under which the company is obligated to purchase such interests. If there are circumstances where the company is obligated to acquire such interests, the disclosure should identify those circumstances and clarify whether the obligation is conditional or unconditional, and, if conditional, describe those conditions.

    g. The circumstances, if any, under which the holder of the non-controlling interests has the right to put the non-controlling interests to the company and the material redemption terms.

    h. The passage of time criteria and whether it is simply passage of time or whether the non-controlling interest holder must also be an employee for a period of time.

    i. The additional terms to which "generally" refers in the statement in the disclosure you proposed in your March 3, 2017 response to comment 2 that, "The redemption rights are generally triggered by …"

    j. The expiration terms, if any, of the redemption terms of the non-controlling interest.

2. Your January 6, 2017 response indicated you "enter into agreements with the non-controlling interest limited partners." Please clarify the type of agreement you are referencing (e.g., employment, partnership, etc.) and consider the need to disclose the material terms of the agreement(s).

3. Please provide an analysis with specific citation to authoritative literature that supports the revised accounting you propose in your March 3, 2017 letter for the redeemable non-controlling interests. This analysis should include, but not necessarily be limited to, whether:

    a. Put, call or redemption requirements represent "freestanding financial instruments" as that term is defined in ASC 480-10-20 and further described in ASC 480-10-15-3 and -4 or embedded features.

    b. The non-controlling interest and, if put, call or redemption requirements exist that are freestanding financial instruments, the put, call or redemption requirements, represent mandatorily redeemable financial instruments as that term is defined in ASC 480-10-20 and further described in ASC 480-10-25-4 to -7

    c. If put, call or redemption requirements exist that are freestanding financial instruments, whether they represent an obligation to repurchase the issuer's equity shares by transferring assets as described in ASC 480-10-25-8 to -13.

    d. If embedded features exist, whether they are required to be bifurcated pursuant to ASC 815-15.

    e. ASC 718 applies and the reasons why or why not, including your analysis of whether an implicit or explicit service condition exists. Also, if you determine that ASC 718 does apply, your analysis as to whether the non-controlling interests represent liability or equity awards.

    f. Retained earnings, rather than APIC, is required to be charged for changes in the redemption value.

4. It appears that the balance sheet caption "total redeemable non-controlling interests, USPH shareholders' equity and non-controlling interests" violates the prohibition in ASC 480-10-S99-1 on combining temporary equity and permanent equity in a single subtotal. If true, please revise your presentation to comply with this guidance.

5. It appears the balance sheet caption "total liabilities, non-controlling interest and USPH shareholders' equity" is incomplete, because it also includes redeemable non-controlling interests. If true, please revise this caption accordingly.

6. In order to increase transparency and comply with Rule 5-03.20 of Regulation S-X and SAB Topic 6:B, please consider the need to revise the income statement caption presenting (in dollars) "net income attributable to USPH shareholders before revaluation of redeemable non-controlling interest" to "net income attributable to USPH" and the income statement caption presenting (in dollars) "net income attributable to USPH shareholders after revaluation of redeemable non-controlling interest" to "net income attributable to USPH common shareholders."

7. It appears that ASC 260-10-45-5 precludes the presentation on the face of the income statement of the EPS amounts presented for "net income attributable to controlling interests before revaluation of redeemable non-controlling interest" and "charges to additional paid-in-capital-revaluation of redeemable non-controlling interest." This same guidance would preclude presentation of these amounts in the notes to the financial statements, if these amounts are not computed in accordance with ASC 260-10. If true, please remove them.

8. We have reviewed your response to comment 1 in which you provide your materiality analysis with respect to the correction of an error in accounting for your redeemable non-controlling interests in your 2016, 2015 and 2014 financial statements. We do not believe that the analysis provides a sufficient basis to support the assertion of immateriality. We note that the errors appear to be quantitatively large. As more fully described in our conference call with you on March 9, 2017, we do not believe the absence of qualitative factors that may indicate a quantitatively small error is nonetheless material or the absence of an effect on per share amounts that may not be calculated in accordance with U.S. GAAP sufficiently demonstrates that quantitatively large errors in per share amounts, permanent equity and net income available to USPH common shareholders determined in accordance with U.S. GAAP are nonetheless immaterial. If you have additional analysis related to this point, please provide it.

9. We have reviewed your response to comment 5. You state the following control failed "If there are significant and/or unusual transactions, the Corporate or Assistant Controller will research the matter for any accounting or disclosure implications. A memo is drafted with the appropriate facts and resolution. Depending on the nature of the event, the Corporate Controller or CFO will review and approve the memo." Please address the following:

   • Please clarify whether you are asserting that the control that failed is "the review and approval of the memo" or "the researching the matter and drafting a memo." Also, please tell us whether this review and approval is always performed or whether it is dependent on "the nature of the event."

   • Please explain how this control is designed to identify and prevent the accounting error given these types of agreements and terms are a recurring part of your business and the control relates to significant and/or unusual transactions. In addition, please explain how this control is designed to identify and prevent an accounting error in the event the terms of your future acquisition transactions and related redemption agreements change.

   • Please tell us the control(s) in place related to classification and measurement of the redeemable NCIs and how you considered these controls in the assessment.

10. Please explain in greater detail how you determined that the magnitude of the potential misstatement resulting from the control failure was limited to the known error, considering the guidance beginning on page 34 of SEC Release No. 33-8810 "Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934." In the response, please also address the following:

- How you determined that it was reasonable that the dollar amount related to the account would not change significantly in future periods considering you complete these business combinations on a recurring basis and you adjust the redeemable NCIs to the redemption value at each reporting date.

- Based on your determination that the known error was not material, please tell us the compensating controls in place that would have prevented or detected a material misstatement in a timely manner if these transactions were even slightly higher.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining